[Janus Capital Management Letterhead]

June 1, 2018

VIA EDGAR

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)

1933 Act File No. 033-63212

1940 Act File No. 811-07736

Review of Annual Reports and other Filings

Dear Mr. Long:

On behalf of the Registrant, this letter is to respond to your comments made by telephone on May 3, 2018 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series (each, a “Portfolio”) relating to the fiscal year ended December 31, 2017. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments, are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and provide such comments and responses in an EDGAR Correspondence filing within thirty days.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: Referring to Janus Henderson Global Technology Portfolio’s (“Global Technology Portfolio”) annual report for the period ended December 31, 2017, the Staff noted that approximately 84.98% of the Portfolio’s net assets were invested in the Information Technology sector as of December 31, 2017 and asked the Registrant to consider including disclosure in the Portfolio’s prospectus regarding the risks related to sector concentration.

Response: The Registrant acknowledges the comment and will consider including a Sector Risk factor in Global Technology Portfolio’s next annual update filing.

3.	Staff Comment: Referring to Global Technology Portfolio’s annual report for the period ended December 31, 2017, the Staff noted that 77.9% of the Portfolio’s net assets are invested in issuers from the United States and asked the Registrant to supplementally explain how the Portfolio is in compliance with its non-fundamental policy to invest at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States.

Response: With respect to Global Technology Portfolio, the Registrant notes that it determines whether an issuer is “economically tied” to different countries throughout the world based on (i) if the issuer is deemed to be a non-U.S. issuer by MSCI or (ii) if the issuer’s non-U.S. revenue is greater than 50%. Based on the application of these tests, Global Technology Portfolio’s exposure to non-U.S. issuers was approximately 56% as of December 31, 2017.

4.	Staff Comment: The Staff noted that Janus Henderson Forty Portfolio is currently classified as non-diversified and noted that, to the extent the Portfolio operates as a diversified fund for more than three years, the Portfolio will be required to request and receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant acknowledges the Staff’s comment.

5.	Staff Comment: Referring to Janus Henderson Global Unconstrained Bond Portfolio’s (“Unconstrained Bond Portfolio”) annual report for the period ended December 31, 2017, the Staff noted that the Statement of Changes in Net Assets included in the Portfolio’s financial statements discloses distributions constituting a return of capital to shareholders. The Staff asked the Registrant to confirm that such distributions are in compliance with Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant has elected to determine whether it is required to send a notice to its shareholders in accordance with Section 19(a) of the 1940 Act, on a tax basis. Such determination is made in connection with the completion of its tax returns for the applicable tax year and any tax return of capital in connection therewith is reflected in the ICI primary layout that is sent to intermediaries and posted on Unconstrained Bond Portfolio’s website.

Note that the Registrant provides disclosure of the sources from which dividend payments are made through the following methods of communication:

•	The following disclosure that is included in the Income Dividends, Capital Gains Distributions, and Tax Status section of the Unconstrained Bond Portfolio’s Statement of Additional Information:

The Portfolio’s investments in REIT equity securities may require the Portfolio to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, the Portfolio may be required to sell securities at a time when fundamental investment considerations would not favor such sales. The Portfolio’s investments in REIT equity securities may result in the receipt of cash in excess of the REIT’s earnings. If the Portfolio distributes such amounts, such distribution could constitute a return of capital to shareholders for federal income tax purposes. [Emphasis added.]

•	No later than January 31 of each year, the ICI primary layout is sent to intermediaries of the Portfolio. The information includes the correct tax character of prior-year distributions to these shareholders.

•	No later than 60 days after year-end, annual financial statements are transmitted that, in accordance with U.S. GAAP, report a tax-basis return of capital. The financial statements report (1) the per share tax return of capital, (2) additional disclosures of tax-basis balances and distributions, and (3) the aggregate dollar amount of the tax return of capital.

•	Within 45 days of a Portfolio’s fiscal year end, the completed IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities), reporting the details of the return of capital, is posted to the adviser’s website.

All of these actions serve to notify shareholders, as soon as information is available, of the proper character of Unconstrained Bond Portfolio’s previous distributions and how they may differ from what was expected at the time of those distributions.

6.	Staff Comment: Referring to the annual reports for Janus Henderson Balanced Portfolio and Janus Henderson Flexible Bond Portfolio for the period ended December 31, 2017, the Staff noted that such Portfolios’ investments in bank loans include a reference to the interest rate on such loans calculated at a variable rate based on ICE LIBOR. The Staff asked the Registrant to indicate which ICE LIBOR rate such references refer to (i.e., 1 month, 3 month) in future shareholder reports.

Response: The Registrant acknowledges the Staff’s comment and confirms that it will make the requested change in future shareholder reports.

7.	Staff Comment: In each Portfolio’s Financial Highlights, the Staff asked the Registrant to consider including a statement that the performance that is disclosed does not include fees and expenses that are applied at the separate account or variable insurance contract levels.

Response: The Registrant acknowledges the Staff’s comment and confirms that it will add the above-referenced disclosure to future shareholder reports.

*          *          *

If you have any concerns regarding the above responses, please call me at 303-394-7310. Thank you for your assistance in this matter.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Legal Counsel

cc:	Kathryn Santoro, Esq.

Lindsey Lorenz

Jesper Nergaard

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